UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Attached as Exhibit I hereto is a copy of the press release of Capital Clean Energy Carriers Corp. announcing the pricing of the offering of €250 million of unsecured bonds to investors in Greece.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2026	CAPITAL CLEAN ENERGY CARRIERS CORP.

	By:	/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer